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AB 3/3

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 45364

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Amherst Securities Group, LP**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 North Capital of Texas Highway, Suite 300
(No. and Street)

Austin	Texas	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Sullivan, CPA — (512) 342-3000 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 400	Austin	Texas	78730
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, Michael A. Sullivan, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amherst Securities Group, LP, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PEGGY I. DAVIS
MY COMMISSION EXPIRES
March 26, 2012

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB + Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

AMHERST SECURITIES GROUP, L.P.

Financial Statements and Supplemental Schedules
December 31, 2009

(With Report of Registered Independent Public Accounting Firm Thereon)

AMHERST SECURITIES GROUP, L.P.
Index to Financial Statements and Supplemental Schedules
December 31, 2009

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Report of Registered Independent Public Accounting Firm

To the Partners of
Amherst Securities Group, L.P.:

We have audited the accompanying statement of financial condition of Amherst Securities Group, L.P. as of December 31, 2009, and the related statements of operations, changes in partners' capital, cash flows and changes in liabilities subordinated to the claims of creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amherst Securities Group, L.P. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2010

5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

AMHERST SECURITIES GROUP, L.P.
Statement of Financial Condition
December 31, 2009

ASSETS	
Cash and cash equivalents	$ 3,765,482
Receivables from clearing broker-dealers	37,328,492
Accrued interest receivable	3,987,188
Securities purchased under agreements to resell	35,537,000
Securities owned, at fair value	980,711,819
Furniture and equipment, net	2,973,794
Receivables from affiliates	5,507,675
Other assets	2,342,236
TOTAL ASSETS	$ 1,072,153,686
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Securities sold under agreements to repurchase	$ 626,676,564
Securities sold, not yet purchased, at fair value	42,981,668
Payables to clearing broker-dealers	115,155,131
Accounts payable	716,553
Accrued compensation liability	22,702,454
Accrued tax liability	99,881
Principal and interest payable on securities sold	481,525
Other accrued liabilities	1,106,330
Total liabilities	809,920,106
Partners' Capital	262,233,580
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 1,072,153,686

See notes to financial statements and report of Registered Independent Public Accounting Firm.

AMHERST SECURITIES GROUP, L.P.
Statement of Operations
Year Ended December 31, 2009

REVENUES	
Commission income	$ 125,784,219
Trading profits, net of trading interest of $6,716,234	78,976,811
Total revenues	204,761,030
EXPENSES	
Commissions, employee compensation and benefits	99,498,516
Interest expense on subordinated debt	360,001
Occupancy and equipment costs	5,593,889
Clearing fees	1,633,260
Travel	1,429,961
Depreciation and amortization	950,512
Professional and consulting fees	724,469
Communications	423,774
Dues, memberships, subcriptions & seminars	122,020
Advertising	101,020
Charitable contributions	390,520
Regulatory fees and expenses	449,486
Other expenses	890,937
Total expenses	112,568,365
INCOME BEFORE INCOME TAX EXPENSE	92,192,665
State income tax expense	91,285
NET INCOME	$ 92,101,380

See notes to financial statements and report of Registered Independent Public Accounting Firm.

AMHERST SECURITIES GROUP, L.P.
Statement of Changes in Partners' Capital
Year Ended December 31, 2009

Balances at December 31, 2008	$	170,132,200
Net income		92,101,380
Balances at December 31, 2009	$	262,233,580

See notes to financial statements and report of Registered Independent Public Accounting Firm.

AMHERST SECURITIES GROUP, L.P.

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 92,101,380
Adjustments to reconcile net income to net cash used in operating activities:	
Loss on sale of assets	7,803
Depreciation and amortization	950,512
Change in assets and liabilities	
Receivables from clearing broker dealers	(1,643,920)
Accrued interest receivable	(1,896,716)
Securities purchased under agreements to resell	(6,432,516)
Securities owned	(714,199,729)
Receivables from affiliates	544,821
Other assets	(1,112,325)
Securities sold under agreements to repurchase	468,746,047
Securities sold, not yet purchased	14,206,722
Payables to clearing broker dealers	106,421,400
Accounts payable	271,993
Accrued liabilities	9,965,162
Net cash used in operating activities	(32,069,366)
Cash flows from investing activities:	
Purchase of furniture and equipment	(2,289,592)
Net cash used in investing activities	(2,289,592)
Cash flows from financing activities	
Proceeds from issuance of subordinated debt	50,000,000
Payments of subordinated notes	(50,000,000)
Net cash provided by financing activities	-
Net decrease in cash and cash equivalents	(34,358,958)
Cash and cash equivalents at beginning of year	38,124,440
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,765,482
Supplemental disclosures of cash flow information:	
Interest paid on subordinated debt	$ 360,001
Income taxes paid	$ 27,839

See notes to financial statements and report of Registered Independent Accounting Firm.

AMHERST SECURITIES GROUP, L.P.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
Year Ended December 31, 2009

Balance at December 31, 2008	$	-
Additions to liabilities		50,000,000
Payments on liabilities		(50,000,000)
Balance at December 31, 2009	$	-

See notes to financial statements and report of Registered Independent Public Accounting Firm.

Note 1 - Nature of Business

Amherst Securities Group, L.P. ("Partnership") is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership primarily markets and trades fixed income securities to institutions throughout the United States. The Partnership has offices located in California, Colorado, Connecticut, Florida, Illinois, New Jersey, New York, Montana, Texas and Virginia. The Partnership operates under the provisions of Rule 15c3-3 of the SEC and has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Partnership is a Texas Limited Partnership. The general partner is ASG General Partner, Inc., which is a wholly owned subsidiary of Amherst Holdings, LLC ("Holdings"). Holdings is the sole limited partner of the Partnership.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of financial condition and cash flows, the Partnership considers short-term investments, which may be withdrawn at any time without penalty, to be cash equivalents.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation of furniture and equipment is computed at rates considered sufficient to amortize the cost of the assets over five years using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated life or term of the lease. Assets are periodically reviewed for impairment, if any. Depreciation and amortization expense for the year ended December 31, 2009 was $950,512.

Revenue Recognition

Securities owned and securities sold, not yet purchased are valued at fair value with the difference between cost and fair value included in net trading profits. Trading profits also consist of realized gains or losses on firm securities trading accounts, which are reported on a trade date basis net of the related interest income and expense.

Commission revenue and related expense from customer security transactions is recorded on a trade date basis. Customer security transactions that are executed through the Partnership's proprietary trading account are recorded on a trade date basis as principal commission revenue. The related expense is also recorded on a trade date basis.

The Partnership does not carry or clear customer accounts and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission, and to perform all services customarily incident thereto.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Partnership to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned, securities purchased under agreements to resell, securities sold under agreements to repurchase, notes receivable, receivables from affiliates and advances to employees. Securities owned consist of securities held for trading purposes. Securities owned and securities sold but not yet purchased are carried at fair value. Securities not readily marketable are carried at fair value as determined by management of the Partnership. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes

The Partnership is not subject to Federal income taxes. Instead the partners are individually liable for Federal income taxes on their respective share of the Partnership's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements. The Partnership is subject to taxes in various states.

Resale and Repurchase Agreements

Transactions involving the purchase of securities under agreements to resell ("reverse repurchase agreements") or the sale of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Accrued interest receivable or payable is included in the value presented for reverse repurchase and repurchase agreements, respectively. It is the policy of the Partnership to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. At December 31, 2009, the fair value, including accrued interest, of the securities sold subject to repurchase was $626,676,564. At December 31, 2009, the fair value, including accrued interest, of the securities purchased subject to resell was $35,537,000.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Partnership enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments may include exchange traded financial futures contracts, options and mortgage-backed to-be-announced securities ("TBAs") and securities sold, not yet purchased. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. TBAs are used by the Partnership in order to reduce exposure on securities owned and are net settled on a periodic basis. The Partnership has sold securities, not yet purchased, in order to reduce interest rate exposure on bonds included in securities owned. The Partnership records the change in fair value of these off-balance-sheet transactions as of the balance sheet date and records either an asset or liability and recognizes either a gain or a loss related to these transactions as of the date of the report. The market risk is the potential change in the value of the financial instrument caused by unfavorable changes in interest rates or the market values of the securities underlying the instruments. The Partnership monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

Date of Management's Review

Management has evaluated the financial statements for subsequent events through the issuance date, February 25, 2010.

Recent Accounting Pronouncements

Effective January 1, 2008, the Partnership adopted the provisions of FASB's authoritative guidance for fair value measurements of certain financial instruments. These provisions define fair value, establish a framework for measuring fair value and a three level hierarchy for fair value measurement, and expand the related disclosure requirements. The provisions indicate, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based upon an exit price model. The adoption of these provisions did not have a significant impact on the Partnership's results of operations and financial condition.

Effective January 1, 2008, the Partnership adopted the provisions of FASB's authoritative guidance for the fair value option of financial assets and financial liabilities. This guidance permits entities to measure financial instruments and certain other items at estimated fair value. Most of the provisions are elective; however, amendments affecting the accounting for certain investments in debt and equity securities apply to all entities that own trading and available-for-sale securities. The fair value option created by the guidance permits entities to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The adoption of this guidance did not have a significant impact on the Partnership's results of operations and financial condition.

In May 2009, the FASB issued authoritative guidance for subsequent events. This guidance establishes general standards of accounting and disclosures of events that occur after the balance sheet date but before financial statements are issued or available to be issued. Specifically, these standards set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for financial statements issued for fiscal years beginning after June 15, 2009.

In June 2009, the FASB issued authoritative guidance establishing the FASB Accounting Standards Codification ("FASB Codification") as the source of authoritative non-governmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission ("SEC"), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the FASB Codification became non-authoritative. This standard is effective for financial statements issued for fiscal years ending after September 15, 2009. As the FASB Codification was not intended to change or alter existing GAAP, it did not have an impact on the Partnership's financial statements other than for those standards applicable to the Partnership issued thereafter.

Note 3 - Cash Segregated Under Regulations

At December 31, 2009, no cash has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. In prior periods, the Partnership had been required to segregate cash in a special reserve account. While there was no requirement at December 31, 2009 to segregate cash, such a requirement may resume in future periods or from time-to-time.

Note 4 - Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). Determining fair value includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to the Partnership for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. These generally provide the most reliable evidence and are used to measure fair value whenever available. The Partnership's Level 1 assets and liabilities include fixed income debt securities (government mortgage-backed securities), U.S. treasuries and exchange traded equities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2: Fair value is based upon significant inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable for substantially the full term of the asset or liability through corroboration with observable market data as of the reporting date. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, model-derived valuations whose inputs are observable or whose significant value drivers are observable and other observable inputs. The Partnership's Level 2 assets include fixed income debt securities (structured government, non-government and private issue mortgage-backed securities) and credit default swap agreements where the Partnership has purchased protection. Valuations are generally obtained from third party pricing services for identical or comparable assets or determined through use of valuation methodologies using observable market inputs.

Level 3: Fair value is based on significant unobservable inputs which reflect the entity's or third party pricing service assumptions about the assumptions market participants would use in pricing an asset or liability. Valuations are estimated based on non-binding broker prices or internally developed valuation models or methodologies, discounted cash flow models and other similar techniques. There were no Level 3 investments during the year ended December 31, 2009.

The following table sets forth the Partnership's assets and liabilities that are measured at fair value on a recurring basis as of the date indicated:

	December 31, 2009 (Dollars in Thousands)		
Description	**Total**	**Level 1**	**Level 2**
Financial instruments owned			
US government securities	$ 881,779	$531,512	$350,267
Non-government bonds	88,514		88,514
Equities	46	46	
Derivatives	10,373	8,079	2,294
Total assets	**$ 980,712**	**$539,637**	**$441,075**
Financial instruments sold, not yet purchased			
US treasury bonds	$ 38,086	$ 38,086	$ -
US government securities	4,896	4,896	-
Total Liabilities	**$ 42,982**	**$ 42,982**	**$ -**

Securities owned are held by a clearing organization as collateral for amounts payable to such clearing organization.

Note 5 - Property and Equipment

Property and equipment consists of the following at December 31, 2009:

Computer equipment and software	$	2,970,803
Furniture and fixtures		1,717,515
Leasehold improvements		1,193,686
Total property and equipment		5,882,004
Less accumulated depreciation and amortization		(2,908,210)
Net property and equipment	$	2,973,794

Note 6 - Receivables and Payables to Clearing Broker-Dealers

The Partnership conducts substantially all business through its primary clearing broker (Pershing), which settles all trades for the Partnership, on a fully disclosed basis, on behalf of its customers. As of December 31, 2009, the Partnership had a net payable of $1,746,920 against the change in fair value of certain credit default swaps ("CDS") where the counterparties are prime brokers.

	Receivable	**Payable**
Receivable from clearing organizations	$36,446,760	
Cash collateral deposited with counterparty for fair value adjustments on credit default swap agreements	881,732	
Payable to clearing organization		$112,526,479
Cash collateral deposited by counterparty for fair value adjustments on credit default swap agreements		2,628,652
	$37,328,492	$115,155,131

Note 7 - Net Capital Requirements

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Partnership had net capital and net capital requirements of $218,440,827 and $9,109,313, respectively. The Partnership's net capital ratio was 0.63 to 1.

Note 8 - Employee Benefit Plans

Holdings indirectly sponsors a 401(k) plan for all eligible employees of the Partnership, Holdings and Amherst Derivative Trading, LLC. Participants are permitted to defer compensation up to a maximum of 90% of their income not in excess of the limit determined by the Internal Revenue Service. Holdings may elect to make additional contributions to the plan at its discretion. The cost of additional contributions is allocated to each employer company. A discretionary contribution was approved by the Board of Managers of Holdings related to the financial year ended December 31, 2009. A total cash payment of $500,000 will be used along with any forfeiture within the existing plan to provide eligible employees of the Partnership with matching contributions. The amount has been recorded in these financial statements as a portion of accrued compensation liability.

Note 9 - Commitments and Contingencies

Liabilities Subordinated to the Claims of General Creditors

From March 24, 2009 through May 7, 2009, the Partnership borrowed $50 million from Holdings under a 45-day temporary, subordinated loan approved by FINRA. The Partnership paid Holdings $360,001 in interest for use of these funds.

Clearing Agreement

Pershing LLC ("Pershing") acts as the primary clearing broker to clear and carry, on a fully disclosed basis, the Partnership's margin, cash, and proprietary accounts, and the Partnership is a correspondent of Pershing. The clearing agreement with Pershing calls for a minimum quarterly charge of $45,000. The Partnership had entered its agreement with Pershing in December of 2007 while still maintaining a clearing relationship with JPMorgan Clearing Corp, ("JPM Clearing"), who, at the time was the Partnership's primary clearing broker. During the first half of 2009, the Partnership discontinued its clearing relationship with JPM Clearing.

Restricted Cash

Letters of credit, related to office leases, have been issued by the Partnership's financial institution and the issuer of the letters of credit requires that cash collateral equal to the face value of the combined letters of credit remain on deposit with the financial institution for the term of the letters of credit. The letters of credit may be renewed annually upon mutual agreement of terms by the financial institution and the Partnership. The Partnership has the obligation of providing acceptable letters of credit to the lessors in order to comply with the terms of the lease for the portion of the lease term for which the letters of credit must be in place. As of December 31, 2009, $311,662 was pledged as collateral for the letters of credit outstanding.

Lease Commitments

The Partnership leases office facilities under non-cancellable operating lease agreements which expire at various times through December 2016. Occupancy rental expense for the year ended December 31, 2009 was $1,452,887. The Partnership also leases various types of equipment under operating lease agreements expiring at various dates through December 2010. Equipment rental expense for the year ended December 31, 2009 was $4,027,161.

At December 31, 2009, the future minimum rental payments required under the various lease agreements are as follows:

Year Ending December 31,	
2010	$ 3,586,040
2011	1,664,221
2012	1,425,229
2013	1,286,356
2014	1,054,085
Thereafter	1,580,985
Total	$ 10,596,916

Note 10 - Related Party Transactions

At December 31, 2009, the Partnership serves as the primary operating entity within the group that includes Amherst Holdings, LLC and Amherst Derivative Trading, LLC. As such, the Partnership makes disbursements and pays employment costs on behalf of these related entities. All disbursements and employee costs are allocated to the other entities based upon either specific identification or upon relative use of the costs incurred. Total amounts due from entities consolidated under Amherst Holdings, LLC were:

Due from Amherst Holdings, LLC	$ 4,455,084
Due from Amherst Derivatives Trading, LLC	1,044,603
Due from Amherst Funding Group, L.P.	7,710
Due from Amherst Services Corp.	278
Total receivables from affiliates	$ 5,507,675

See Note 9 for related party transactions that occurred during the year ended December 31, 2009 related to activity in subordinated debt.

Note 11 - Fair Value of Financial Instruments

The financial instruments of the Partnership are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except repurchase and reverse repurchase agreements. The following methods and assumptions were used by the Partnership to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Repurchase Agreements: The fair value estimates are based on the fair market value of the collateral.

Reverse Repurchase Agreements: The fair value estimates are based on dealer quotes.

Note 12 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 2, the Partnership's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker dealers. The clearing broker dealers carry all of the accounts of the customers of the Partnership and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker dealers may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker dealers.

The Partnership has $1,057 million or approximately 99%, of its total assets in cash and cash equivalents, securities owned and receivables from or held by its primary clearing organization. The Partnership also has $785 million or approximately 97% of its total liabilities in securities sold, principal and interest payable on securities sold short and payable to its clearing organization.

The Partnership has sold securities, not yet purchased. The Partnership has recorded these obligations in the financial statements at the December 31, 2009 at the fair values of the securities sold short and will incur a loss if the fair value of the securities increases subsequent to December 31, 2009.

The Partnership has invested in credit-default swap ("CDS") agreements for hedging purposes. As of December 31, 2009 the notional amounts of the underlying corporate bonds are $135,000,000, with $20,000,000 in long positions and $155,000,000 in short positions. The Partnership recorded $3,565,118 of trading loss related to CDSs for the year ended December 31, 2009, and had a $2,293,985 fair value adjustment recorded as an asset within securities owned on the balance sheet.

The Partnership has invested in TBAs agreements for hedging purposes. As of December 31, 2009 the notional amounts of the expected agency bonds are $569,700,000, with $703,450,000 in long positions and $133,750,000 in short positions. The Partnership recorded $31,320,281 of trading loss related to TBAs for the year ended December 31, 2009, and had a $8,079,076 fair value adjustment recorded as an asset within securities owned on the balance sheet.

Note 13 - Subsequent Events

In January 2010, the Partnership distributed to the General Partner, which is wholly owned by Holdings, its entire capital balance of $152,827.

Schedule I

AMHERST SECURITIES GROUP, L.P.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

Total partners' capital qualified for net capital		$ 262,233,580
Deductions for non-allowable assets		
Furniture and equipment, net	$ 2,973,794	
Receivables from affiliates	5,507,675	
Other assets	2,342,236	
		10,823,705
Other deductions		
Haircuts on repurchase agreements		1,690,581
Total deductions and/or charges		12,514,286
Net capital before haircuts on securities		249,719,294
Haircuts on securities		31,278,467
Net Capital		$ 218,440,827
Aggregate indebtedness		
Accounts payable and accrued liabilities		
Accounts payable	$ 716,553	
Payables to clearing broker	111,532,885	
Accrued compensation liability	22,702,454	
Accrued tax liability	99,881	
Principal and interest payable on securities sold	481,525	
Other accrued liabilities	1,106,330	
Total aggregate indebtedness		$ 136,639,628
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)		$ 9,109,313
Net capital in excess of minimum requirement		$ 209,331,514
Ratio of aggregate indebtedness to net capital		0.63 to 1

See notes to financial statements and report of Registered Independent Public Accounting Firm.

Schedule II

AMHERST SECURITIES GROUP, L.P.

Reconciliation with Partnership's computation of Net Capital (included in Part II of form X-17A-5 as of December 31, 2009):

Net capital, as reported in the Partnership's Part II (unaudited) Focus report filed with FINRA on January 22, 2010	$ 217,849,632
Audit adjustments:	
Net effect of audit adjustments on partners' capital	5,039,500
Net effect of audit adjustments on non-allowable assets	(4,448,305)
Net capital per audit	$ 218,440,827

See notes to financial statements and report of Registered Independent Public Accounting Firm.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report on Internal Control

To the Partners of
Amherst Securities Group, L.P.:

In planning and performing our audit of the financial statements of Amherst Securities Group, L.P. (the Partnership) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

PMB Helin Donovan

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2010

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Agreed-Upon Procedures Report Regarding Form SIPC-7T

To the Partners of Amherst Securities Group, L.P.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by Amherst Securities Group, L.P. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Amherst Securities Group, L.P.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Amherst Securities Group, L.P.'s management is responsible for the Amherst Securities Group, L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the amended quarterly Forms X-17-A-5 for the period April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period beginning April 1, 2009 and ending December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7T and in the supporting schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T, on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

February 25, 2010

5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045364 FINRA DEC
AMHERST SECURITIES GROUP LP 15*15
ATTN MIKE SULLIVAN
7801 N CAPITAL OF TX HWY STE 300
AUSTIN TX 78731-1196

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 386,356

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (182,878)
7/30/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 203,478

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 203,478

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Amherst Securities Group, L.P.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 25th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 156,112,090
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		5,042,983
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		5,042,983
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		1,273,072
(4) Reimbursements for postage in connection with proxy solicitation		
(5) Net gain from securities in investment accounts.		554
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 5,338,983	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		6,612,610
2d. SIPC Net Operating Revenues		$ 154,542,463
2e. General Assessment @ .0025		$ 386,356 (to page 1 but not less than $150 minimum)